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J.R. 5/01/2002

02038528

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2002

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X **Form 40-F**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ **No X**

ELTEK LTD.

6-K Items

1. Eltek Ltd. Press Release dated May 29, 2002 re First Quarter 2002 Results.

3

ITEM 1

Press Release

SOURCE: Eltek Ltd.

Eltek Ltd. Reports First Quarter Results

Net Loss Reduced by 32% From Last Quarter

PETACH-TIKVA, Israel, May 29 /PRNewswire-FirstCall/ -- Eltek Ltd. (Nasdaq: ELTK - News), the leading Israeli manufacturer of advanced circuitry solutions, today announced results for the first quarter ended March 31, 2002.

Eltek reported revenues for the three months ended March 31, 2002 of NIS 26.9 million ($5.8 million), compared with NIS 28.8 million ($6.2 million) during the fourth quarter of 2001. Net loss for the quarter totaled NIS 1.1 million ($240,000) or NIS 0.23 per diluted share ($0.05), compared with net loss of NIS 1.6 million ($352,000), or NIS 0.34 per diluted share ($0.07) for the fourth quarter of 2001 and net income of NIS 4.8 million ($1.0 million), or NIS 0.98 per diluted share ($0.21) for the quarter ended March 31, 2001.

Gross profit for the quarter was NIS 2.3 million ($486,000), compared with NIS 2.4 million ($525,000) during the fourth quarter and NIS 9.2 million ($2.0 million) during the first quarter of 2001. Operating loss for the quarter was NIS 966,000 ($207,000) compared with NIS 995,000 ($213,000) reported for the fourth quarter, and operating income of NIS 5.3 million ($1.1 million) reported for the comparable quarter in 2001.

The Company noted that all dollar amounts mentioned reflect the value of the New Israeli Shekel as of March 31, 2002. Any differences in historical results between those originally reported and those reported presently are a result of fluctuation in the value of the New Israeli Shekel.

In announcing the results, Arieh Reichart, President and Chief Executive Officer of Eltek said, "While we saw a 7% decrease in sequential revenues, we managed to reduce our operating expenses by approximately 8%, further evidence that the cost control measures we implemented during the fourth quarter have proven effective. In addition, our net loss was reduced by approximately 32% compared with last quarter."

Mr. Reichart continued, "In February, the Company announced that it had signed a memorandum of understanding to acquire a majority interest in a privately held German manufacturer of high-end PCBs. We had initially anticipated that the deal would be closed by now, but we have encountered several delays which were beyond our control. We continue to make progress toward closing the acquisition, and expect to announce the completion of the deal shortly. Despite these delays, our objective remains to expand Eltek's presence beyond the markets we currently serve. In addition to the acquisition, we are exploring several opportunities that could help to further our efforts toward geographic expansion. We will update our shareholders as material events transpire."

TELECONFERENCE: Eltek will hold a teleconference at 10:00 a.m. EDT on Wednesday, May 29 for interested investors, analysts, and stockbrokers. To take part in the Teleconference dial 888-335-6716 in the U.S. and 973-633-1010 internationally. Participants are asked to begin placing their calls about 5 to 10 minutes prior to the scheduled start time. For those unable to participate, a replay will be available from 12:00 p.m.-EDT, on May 29, 2002 through 11:59 p.m. EDT on May 31, 2002. To access the replay, please dial:

Dial: 877-519-4471 (Domestic)
Dial: 973-341-3080 (International)
Access Code: 3278644

About Eltek

Eltek is one of Israel's leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings.

You may register to receive Eltek's future press releases or to download a complete Digital Investor Kit (TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at http://www.kcsa.com

ELTEK LTD.
Consolidated Statements of Operations
Adjusted to New Israeli Shekels as of March 2002
(In thousands, except per share data)

	Three months ended March 31, 2001 NIS (Unaudited)	Three months ended March 31, 2002 NIS (Unaudited)	Three months ended March 31, 2002 U.S. $ (Unaudited)
Revenues	36,425	26,924	5,769
Costs of revenues	27,197*	24,654	5,283
Gross profit	9,228	2,270	486
Research and development costs, net	164*	0	0
Selling, general and administrative expenses	3,781	3,236	693
Operating income (loss)	5,283	(966)	(207)
Financial expenses, net	475	164	35
Other incomes, net	0	8	2
Income (loss) before taxes on income	4,808	(1,122)	(240)

Taxes on income	--	--	--
Net income (loss) for the period	4,808	(1,122)	(240)
Basic and diluted earnings (loss) per share	0.98	(0.23)	(0.05)
Weighted average number of ordinary shares used to compute basic and diluted earnings (loss) per ordinary share	4,967	4,886	4,886

*=Reclassified

Eltek Ltd.
Consolidated Condensed Balance Sheets
Adjusted to New Israeli Shekels as of March 2002

	December 31, 2001 Unaudited NIS	March 31, 2002 Unaudited NIS (in thousands)	Convenience translation March 31, 2002 Unaudited U.S. $
Assets			
Current assets			
Cash and cash equivalents	6,438	7,891	1,690
Receivables: Trade	27,869	24,316	5,209
Other	1,590	898	192
Inventories	14,229	13,088	2,804
Prepaid expenses	984	656	141
Total current assets	51,110	46,849	10,036
Other investments	--	7	1
Property and equipment, net	53,292	51,851	11,108
Total assets	104,402	98,707	21,145
Liabilities and Shareholder's Equity			
Current liabilities			
Short term credit and current installments of long-term debts	17,143	15,745	3,373
Trade payables	18,863	17,531	3,756
Other liabilities and accrued expenses	7,550	7,232	1,549
Total current liabilities	43,556	40,508	8,678
Long- term liabilities			
Long term debt,			

excluding current portion	14,873	13,269	2,842
Employee severance benefits	817	896	192
Total liabilities	59,246	54,673	11,712
Shareholders' equity			
Ordinary shares, NIS 0.6 par value. Authorized 50,000,000 shares, issued and outstanding 4,885,651	28,737	28,737	6,156
Additional paid in capital	50,927	50,927	10,910
Capital reserves related to loans from controlling shareholders	9,806	9,806	2,101
Capital reserve	6,549	6,549	1,403
Accumulated deficit	(50,863)	(51,985)	(11,137)
Total shareholders' equity	45,156	44,034	9,433
Total liabilities and shareholders' equity	104,402	98,707	21,145

SOURCE: Eltek Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 29, 2002

ELTEK LTD.

By: A. Reichart
Arieh Reichart
President and Chief Executive Officer